Exhibit 99.6

enCore Energy Corp. Announces Proposed Private Placement Financing.

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TORONTO, Feb. 12, 2021 (GLOBE NEWSWIRE) -- enCore Energy Corp. (TSXV:EU) (“enCore Energy Corp.” or the “Company”) has today entered into an agreement with Clarus Securities Inc. and Haywood Securities Inc. (the “Co-Lead Agents”), along with PowerOne Capital Markets Limited (together with the Co-Lead Agents, each an “Agent”), pursuant to which the Company will raise up to $8,000,000 (the “Offering”) through an Offering of up to 8,000,000 units of the Company (the “Units”) to be priced at $1.00 per Unit. Each Unit is comprised of one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant shall entitle the holder to purchase one Common Share at an exercise price of $1.30 for 36 months following the completion of the Offering.

The proceeds raised from the Offering will be used by the Company for the refurbishment of the Rosita Plant to operational status and for general corporate purposes.

The Co-Lead Agents will have an option (the “Agents’ Option”) to sell additional Units on the same terms of the Offering for aggregate proceeds representing up to 15% of the Offering, exercisable at any time up to 48 hours prior to the closing of the Offering.

The Offering is scheduled to close on or about March 2, 2021, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals of the TSX Venture Exchange. The securities to be issued under this Offering will be offered by way of private placement exemptions in all the provinces of Canada. The Units to be issued under this Offering may also be offered offshore, including in the United Kingdom pursuant to applicable exemptions and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

ABOUT ENCORE ENERGY

enCore Energy Corp. is focused on working towards becoming a domestic United States uranium producer. With significant existing resources in the southwest United States and a binding letter of intent to acquire production facilities in Texas along with additional uranium resources in New Mexico, enCore will, upon completion of the Westwater transaction, hold the largest uranium position in the Grants Mineral Belt and licensed processing facilities in Texas.

This news release contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances, management's estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. The Company has included in this news release certain non-IFRS performance measures, including, but not limited to, mine operating profit, mining and processing costs and cash costs. Cash costs per ounce reflect actual mine operating costs incurred during the fiscal period divided by the number of ounces produced. These measures are not defined under IFRS and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income (loss) or cash flow from operating activities as determined in accordance with IFRS as an indicator of our financial performance or liquidity. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

For additional information:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreenergycorp.com

www.encoreenergycorp.com

2